Filed Pursuant to Rule 424(b)(2)

Registration No. 333-199500

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.950% Senior Notes due 2027	$400,000,000	99.559%	$398,236,000	$46,156

(1)	Calculated in accordance with Rule 456(b) and 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 21, 2014)

$400,000,000

Hexcel Corporation

3.950% Senior Notes due 2027

We are issuing $400,000,000 aggregate principal amount of our 3.950% Senior Notes due 2027 in this offering (the “notes”). The interest rate payable on the notes will be subject to adjustments from time to time if either Moody’s or S&P (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes as described in “Description of the Notes—Interest Rate Adjustment.” Interest on the notes will be payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2017. The notes will mature on February 15, 2027 unless redeemed or repurchased prior to such date. We may, at our option, at any time and from time to time, redeem all or any portion of the notes at the cash prices therefor described herein. If a Change of Control Repurchase Event (as defined under “Description of the Notes—Change of Control Repurchase Event”) occurs, unless we have exercised our option to redeem the notes in full, we will be required, subject to certain exceptions described herein, to make an offer to each holder of notes to repurchase all (or, at the election of such holder, any part) of such holder’s notes for cash at a price equal to 101% of the principal amount of the notes to be repurchased plus unpaid interest, if any, accrued thereon to, but not including, the repurchase date.

The notes will be our unsecured and unsubordinated indebtedness, will rank equally with each other and with all of our other existing and future unsecured and unsubordinated indebtedness, and will be effectively junior to all of the liabilities and any preferred equity of our subsidiaries, other than any wholly-owned domestic subsidiaries (as defined below) that may guarantee the notes in the future, and to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

Initially, the notes will not be guaranteed by any of our subsidiaries. In the future, however, if any of our wholly-owned domestic subsidiaries guarantee, or otherwise become obligated with respect to, certain of our debt (as described under “Description of the Notes—Possible Future Guarantees”), then such subsidiary will guarantee our obligations under the notes.

Investing in the notes involves significant risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement, as well as “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or to have the notes quoted on any automated dealer quotation system.

	Per Note	Total
Public offering price(1)	99.559%	$398,236,000
Underwriting discount	0.650%	$2,600,000
Proceeds, before expenses, to us	98.909%	$395,636,000

(1)	Plus accrued interest from February 16, 2017, if settlement occurs after that date.

Neither the U.S. Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry only form through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A/N.V., as operator of the Euroclear System, and Clearstream Banking, S.A., against payment in New York, New York on or about February 16, 2017.

Joint-Book Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.

Senior Co-Managers

Citizens Capital Markets	Wells Fargo Securities

Co-Managers

SMBC Nikko	SunTrust Robinson Humphrey	TD Securities	US Bancorp

The date of this prospectus supplement is February 13, 2017.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if applicable, any free writing prospectus we may provide you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with any additional or different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we may provide you in connection with this offering is accurate only as of their respective dates and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. If the description of this offering varies between this prospectus supplement (including the information incorporated by reference herein) and the accompanying prospectus, you should rely on the information in this prospectus supplement. The accompanying prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (“SEC”) as a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under the shelf registration statement, we may, from time to time, sell an indeterminate amount of any combination of debt securities, common stock or preferred stock in one or more offerings.

It is important that you read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Incorporation by Reference.”

In this prospectus supplement, unless otherwise indicated herein or the context otherwise indicates, the terms “Hexcel,” “we,” “us,” “our” and the “Company” refer to Hexcel Corporation, together with its consolidated subsidiaries. Currency amounts in this prospectus supplement are stated in United States, or U.S., dollars.

S-ii

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “would,” “will” and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain, and are subject to changing assumptions.

Such forward-looking statements include, but are not limited to: (a) the estimates and expectations based on aircraft production rates made publicly available by Airbus, Boeing and others; (b) the revenues we may generate from an aircraft model or program; (c) the impact of the possible push-out in deliveries of the Airbus and Boeing backlog and the impact of delays in the startup or ramp-up of new aircraft programs or the final Hexcel composite material content once the design and material selection has been completed; (d) expectations of composite content on new commercial aircraft programs and our share of those requirements; (e) expectations of growth in revenues from space and defense applications, including whether certain programs might be curtailed or discontinued; (f) expectations regarding growth in sales for wind energy, recreation, automotive and other industrial applications; (g) expectations regarding working capital trends and expenditures; (h) expectations as to the level of capital expenditures and when we will complete the construction and qualification of capacity expansions; (i) our ability to maintain and improve margins in light of the ramp-up of capacity and new facilities and the current economic environment; (j) the outcome of legal matters; (k) our projections regarding the realizability of net operating loss and tax credit carryforwards; and (l) the impact of various market risks, including fluctuations in interest rates, currency exchange rates, environmental regulations and tax codes, fluctuations in commodity prices, and fluctuations in the market price of our common stock, the impact of work stoppages or other labor disruptions and the impact of the above factors on our expectations of 2017 financial results and beyond. In addition, actual results may differ materially from the results anticipated in the forward-looking statements due to a variety of factors, including but not limited to changing market conditions, increased competition, product mix, inability to achieve planned manufacturing improvements or to meet customer specifications, cost reductions and capacity additions, and conditions in the financial markets.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: changes in general economic and business conditions; changes in current pricing and cost levels; changes in political, social and economic conditions and local regulations; foreign currency fluctuations; changes in aerospace delivery rates; reductions in sales to any significant customers, particularly Airbus, Boeing or Vestas; changes in sales mix; changes in government defense procurement budgets; changes in military aerospace programs technology; industry capacity; competition; disruptions of established supply channels, particularly where raw materials are obtained from a single or limited number of sources and cannot be substituted by unqualified alternatives; manufacturing capacity constraints; uncertainty regarding the likely exit of the U.K. from the European Union; and unforeseen vulnerability of our network and systems to interruptions or failures.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our securities’ prices are subject to volatility. Any of the factors discussed above could have an adverse impact on the price of our securities, including the notes offered hereby. In addition, failure of sales or income in any quarter to meet the investment community’s expectations, as well as broader market trends, can have an adverse impact on the price of our securities, including the notes offered hereby. We do not undertake an obligation to update our forward-looking statements or risk factors to reflect future events or circumstances.

S-iii

SUMMARY

The information below is a summary of the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read carefully the following summary together with the more detailed information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus we may provide you in connection with this offering, and the information incorporated by reference into those documents, including the risk factors described on page S-6 of this prospectus supplement and on page 2 of the accompanying prospectus and the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2016.

Our Company

Hexcel Corporation, founded in 1946, was incorporated in California in 1948, and reincorporated in Delaware in 1983. Hexcel is a leading advanced composites company. We develop, manufacture, and market lightweight, high-performance structural materials, including carbon fibers, specialty reinforcements, prepregs and other fiber-reinforced matrix materials, honeycomb, adhesives, engineered honeycomb and composite structures, for use in Commercial Aerospace, Space & Defense and Industrial markets. Our products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive, recreational products and other industrial applications.

We serve international markets through manufacturing facilities, sales offices and representatives located in the Americas, Asia Pacific, Europe, Russia and Africa. We are also a partner in a joint venture in Malaysia, which manufactures composite structures for Commercial Aerospace applications. During 2016, the Company invested a total of $30 million in three new affiliates. The investments are each below a 20% ownership level.

We are a manufacturer of products within a single industry: Advanced Composites. Hexcel has two reportable segments: Composite Materials and Engineered Products. The Composite Materials segment is comprised of our carbon fiber, specialty reinforcements, resins, prepregs and other fiber-reinforced matrix materials, and honeycomb core product lines. The Engineered Products segment is comprised of lightweight high strength composite structures, molded components, engineered core and honeycomb products with added functionality.

Our principal executive offices are located at Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901-3238, and our telephone number at that location is (203) 969-0666.

The Offering

The summary below describes some of the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of the Notes” for a more detailed description of the terms and conditions of the notes.

Issuer	Hexcel Corporation

Securities Offered	$400,000,000 aggregate principal amount of 3.950% Senior Notes due 2027

Maturity Date	The notes will mature on February 15, 2027, unless redeemed or repurchased prior to such date.

Interest Rate	Subject to “Interest Rate Adjustment” below, 3.950% per year, accruing from February 16, 2017.

Interest Payment Dates	February 15 and August 15 of each year, beginning on August 15, 2017.

Interest Rate Adjustment	The interest rate payable on the notes will be subject to adjustments from time to time if either Moody’s or S&P (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes. See “Description of the Notes—Interest Rate Adjustment.”

Optional Redemption	We may, at our option, redeem the notes, in whole at any time or in part from time to time, in each case prior to November 15, 2026 (i.e., three months prior to the stated maturity date of the notes) (the “Par Call Date”), at a cash redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would have been payable in respect of such notes calculated as if the stated maturity date of such notes was the Par Call Date, discounted to the applicable redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 0.250%, or 25 basis points, plus, in each case, unpaid interest, if any, accrued thereon to, but not including, the redemption date.

In addition, at any time on or after the Par Call Date, we may, at our option, redeem the notes, in whole at any time or in part from time to time, at a cash redemption price equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued thereon to, but not including, the redemption date. See “Description of the Notes—Optional Redemption.”

Change of Control Repurchase Obligation	If a Change of Control Repurchase Event occurs, unless we have exercised our option to redeem the notes in full, we will be required,

subject to certain exceptions, to make an offer to each holder of notes to repurchase all (or, at the election of such holder, any part) of such holder’s notes for cash at a repurchase price equal to 101% of the principal amount of the notes to be repurchased plus unpaid interest, if any, accrued thereon to, but not including, the repurchase date. See “Description of the Notes—Change of Control Repurchase Event.”

Possible Future Guarantees	Initially, the notes will not be guaranteed by any of our subsidiaries. In the future, however, if any of our wholly-owned domestic subsidiaries guarantee, or otherwise become obligated with respect to, any Debt (as defined herein), then such subsidiary (a “subsidiary guarantor”) will guarantee our obligations under the notes on a senior unsecured basis (the “subsidiary guarantee”). See “Description of the Notes—Possible Future Guarantees.”

Use of Proceeds	The net proceeds from this offering are estimated to be approximately $394.7 million after deducting the underwriting discount and our other estimated offering expenses payable by us. We intend to use the net proceeds from this offering initially to reduce amounts outstanding under our Revolving Credit Facility (as defined herein), but without a reduction in commitment, and thereafter for general corporate purposes, including the repurchase of shares of our outstanding common stock pursuant to our authorized share repurchase program. See “Use of Proceeds.”

Conflicts of Interest	Certain of the underwriters and affiliates of certain of the underwriters are lenders under our Revolving Credit Facility. Upon our application of the net proceeds from this offering to reduce amounts outstanding under our Revolving Credit Facility, such underwriters or affiliates may individually receive an amount in excess of 5% of the net proceeds from this offering. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Certain Covenants	The indenture governing the notes will contain certain covenants that will, among other things, restrict our ability to:

•	incur certain indebtedness secured by mortgages, pledges and other liens on certain assets;

•	engage in certain sale and leaseback transactions; and

•	consolidate or merge with or into any other entity, or sell, convey, transfer or lease all or substantially all our assets to another entity.

These covenants are subject to a number of important exceptions and qualifications. For further information, see “Description of the Notes—Certain Covenants” and “Description of the Notes—Merger, Consolidation and Sale of Assets.”

No Limitation on Incurrence of New Debt	Except as described under “Description of the Notes—Certain Covenants,” the indenture will not limit the amount of indebtedness we or our subsidiaries may issue under the indenture or otherwise.

Ranking	The notes will be our unsecured and unsubordinated indebtedness and will rank equally in right of payment with each other and with all of our other existing and future unsecured and unsubordinated indebtedness, and will be effectively junior to all of the liabilities and any preferred equity of our subsidiaries, other than any wholly-owned domestic subsidiaries that may guarantee the notes in the future, and to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

As of December 31, 2016, we had outstanding $688.7 million of indebtedness, $0.5 million of which was secured and unsubordinated indebtedness, and our subsidiaries had outstanding $231.3 million of total liabilities and no preferred equity held by third parties. As of December 31, 2016, we had outstanding borrowings of $365.0 million and undrawn availability of $332.9 million, in each case, under our Revolving Credit Facility and, on an as adjusted basis, following the completion of this offering and the use of proceeds therefrom, we would have had undrawn availability under our Revolving Credit Facility of $647.9 million.

No Public Market	The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or to have the notes quoted on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes, but they are not obligated to do so and may discontinue any market-making at any time without notice to, or the consent of, holders of the notes. An active trading market for the notes may not develop or continue, which would adversely affect the market price and liquidity for the notes.

Risk Factors	You should read carefully the “Risk Factors” in this prospectus supplement, as well as “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Trustee and Paying Agent	U.S. Bank National Association

Governing Law	State of New York

Summary Historical Financial Data

The following table sets forth our historical consolidated financial data. You should read this information together with our consolidated financial statements, including the related notes, included in our Annual Report on Form 10-K for the year ended December 31, 2016, from which certain of such information has been derived, and which is incorporated by reference herein. Our consolidated financial statements for the year ended December 31, 2016 have been audited by Ernst & Young LLP and our consolidated financial statements for the years ended December 31, 2015 and 2014 have been audited by our previous Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.

	Year Ended December 31,
(In millions)	2016	2015	2014
Results of Operations:
Net sales	$2,004.3	$1,861.2	$1,855.5
Cost of sales	1,439.7	1,328.4	1,346.7

Gross margin	564.6	532.8	508.8
Selling, general and administrative expenses	157.6	156.1	149.1
Research and technology expenses	46.9	44.3	47.9
Other expense, net	—	—	6.0

Operating income	360.1	332.4	305.8
Interest expense, net	22.1	14.2	8.0
Non-operating expense, net	0.4	—	0.5

Income before income taxes and equity in earnings	337.6	318.2	297.3
Provision for income taxes	90.3	83.0	89.3

Income before equity in earnings	247.3	235.2	208.0
Equity in earnings from affiliated companies	2.5	2.0	1.4

Net income	$249.8	$237.2	$209.4

Financial Position:
Total assets	$2,400.6	$2,187.4	$2,036.4
Working capital	$335.1	$341.2	$371.1
Long-term notes payable and capital lease obligations	$684.4	$576.5	$415.0
Stockholders’ equity	$1,244.9	$1,179.6	$1,149.9

As of December 31, 2016
(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$35.2
Total assets	$2,400.6
Total liabilities	$1,155.7
Total stockholders’ equity	$1,244.9

RISK FACTORS

Before purchasing the notes, you should consider carefully the information under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the following risk factors, each of which could materially adversely affect our business, prospects, results of operations, liquidity and financial condition. You should also carefully consider the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Relating to the Notes

The structural subordination of the notes may limit our ability to meet our debt service obligations under the notes.

The notes will be our unsecured and unsubordinated indebtedness and will rank equally in right of payment with each other and with all of our existing and future unsecured and unsubordinated indebtedness. However, the notes will be effectively subordinated in right of payment to our mortgages and other secured indebtedness (to the extent of the value of the collateral securing the same) and to all liabilities, whether secured or unsecured, and any preferred equity of our subsidiaries, other than any wholly-owned domestic subsidiaries that may guarantee the notes in the future. As of December 31, 2016, our subsidiaries had liabilities of $231.3 million and no preferred equity held by third parties outstanding. In addition, as of December 31, 2016, we had $0.5 million of secured and unsubordinated debt outstanding.

The notes are not secured by any of our assets and secured creditors would have a prior claim on our assets.

The notes are not secured by any of our assets. As of December 31, 2016, we had $0.5 million of secured and unsubordinated debt outstanding. In addition, the terms of the indenture governing the notes permit us to incur additional secured debt, subject to certain limits described under “Description of the Notes—Certain Covenants—Limitations on Liens.” If payment of secured debt we incur is accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to agreements governing that debt, and will have a prior claim on our collateralized assets. In that event, because the notes are not secured by any of our assets, it is possible that there will be no assets remaining from which claims of the holders of notes can be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full.

The indenture does not restrict the amount of additional indebtedness that we or our subsidiaries may incur or the amount of preferred equity that our subsidiaries may issue.

As of December 31, 2016, we had outstanding $688.7 million of indebtedness, $365.0 million of which was outstanding under our Revolving Credit Facility, resulting in $332.9 million of undrawn availability under our Revolving Credit Facility. As of December 31, 2016, on an adjusted basis, after giving effect to this offering and the application of the net proceeds from this offering, we would have had outstanding $773.7 million of indebtedness and undrawn availability under our Revolving Credit Facility of $647.9 million. See “Use of Proceeds.” Except as described under “Description of the Notes—Certain Covenants—Limitations on Liens,” the indenture will not limit the amount of indebtedness (including secured indebtedness) that we or our subsidiaries may incur or the amount of preferred equity that our subsidiaries may issue. The incurrence of any such additional indebtedness or the issuance of any such preferred equity may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes or, if a wholly-owned domestic subsidiary becomes obligated to guarantee the notes in the future, for such subsidiary guarantor to satisfy its obligations with respect to its subsidiary guarantee, a decrease in the market price of your notes and a risk that the credit ratings of the notes are lowered, placed on negative outlook or withdrawn.

If a wholly-owned domestic subsidiary becomes obligated to guarantee the notes in the future, U.S. federal and state fraudulent transfer laws may permit a court to void such subsidiary guarantee and, if that occurs, you may not receive any payments on such subsidiary guarantee.

If a wholly-owned domestic subsidiary becomes obligated to guarantee the notes in the future, the issuance of its subsidiary guarantee may be subject to review under U.S. federal and state fraudulent transfer and conveyance statutes if a bankruptcy, liquidation or reorganization case or a lawsuit, including under circumstances in which bankruptcy is not involved, were commenced at some future date by such subsidiary guarantor or on behalf of the unpaid creditors of such subsidiary guarantor. While the relevant laws may vary from state to state, under such laws a guarantee will generally be a fraudulent conveyance or transfer if (i) the transfer was made with the intent of hindering, delaying or defrauding creditors or (ii) the guarantor received less than reasonably equivalent value or fair consideration in return for issuing such guarantee, and, in the case of (ii) only, one of the following is also true:

•	such guarantor was insolvent or rendered insolvent by reason of issuing such guarantee;

•	payment of the consideration left such guarantor with an unreasonably small amount of capital to carry on its business; or

•	such guarantor intended to, or believed that it would, incur debts beyond its ability to pay as they mature.

If a court were to find that the issuance of a subsidiary guarantee by a subsidiary guarantor was a fraudulent conveyance or transfer, the court could void the payment obligations under such subsidiary guarantee or require the holders of the notes to repay any amounts received with respect to such subsidiary guarantee. In the event of a finding that a fraudulent conveyance or transfer occurred, you may not receive any payment on the notes in respect of such subsidiary guarantee.

The measures of insolvency for purposes of fraudulent conveyance laws vary depending upon the law of the jurisdiction that is being applied. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether reasonably equivalent value or fair consideration was received or whether or not a subsidiary guarantor, if any, was solvent at the relevant time, or, regardless of the standard used, that the issuance of a subsidiary guarantee by it would not be voided to other indebtedness of such subsidiary guarantor.

If we experience a Change of Control Repurchase Event and you fail to exercise your right to require us to repurchase your notes, under certain circumstances we can nevertheless repurchase your notes.

If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in an offer to repurchase the notes upon a Change of Control Repurchase Event and we repurchase or any third party making an offer to repurchase the notes upon a Change of Control Repurchase Event in lieu of us as described under “Description of the Notes—Change of Control Repurchase Event” repurchases, all of the notes validly tendered and not withdrawn by such holders, we or such third party will have the right, upon not less than 30 nor more than 60 days’ prior written notice, given not more than 30 days following such repurchase pursuant to the offer to repurchase the notes upon a Change of Control Repurchase Event described under “Description of the Notes—Change of Control Repurchase Event,” to repurchase all notes that remain outstanding following such repurchase at a price in cash equal to 101% of the principal amount of such notes to be repurchased plus unpaid interest, if any, accrued thereon to, but not including, the repurchase date.

We may not be able to repurchase the notes upon a Change of Control Repurchase Event.

The terms of the notes, as well as the terms of our outstanding 4.700% senior notes due 2025 (the “Existing Notes”), require us to offer to repurchase such notes when a Change of Control Repurchase Event occurs. If we experience a Change of Control Repurchase Event, there can be no assurance that we would have sufficient financial resources available to satisfy, or that we would not be prohibited under other financing arrangements to satisfy, our obligations to repurchase your notes and our Existing Notes. Our failure to repurchase the notes and/or the Existing Notes in connection with a Change of Control (as defined below) would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. Certain events constituting a Change of Control under the notes and/or Existing Notes would also be events of default under our Revolving Credit Facility.

We could enter into various transactions that could increase the amount of our outstanding debt, adversely affect our capital structure or credit ratings or otherwise adversely affect holders of the notes.

The terms of the notes do not prevent us from entering into a variety of acquisition, refinancing, recapitalization or other highly leveraged transactions. As a result, we could enter into a variety of transactions that could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit ratings or otherwise have material adverse consequences for us and the holders of the notes.

There is currently no market for the notes. We cannot assure you that an active trading market will develop, continue or be liquid.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or to have the notes quoted on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes, but they are not obligated to do so and may discontinue any market-making at any time without notice to, or the consent of, holders of the notes. We cannot assure you that an active market for the notes will develop or, if it develops, will continue or be liquid. If an active trading market for the notes does not develop or continue, the market price and liquidity of the notes will be negatively affected. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, liquidity, results of operations and prospects. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market price of the notes. See “Underwriting.”

Adverse actions by the rating agencies would likely adversely affect our cost of financing and the market price of our debt securities.

Rating agencies rate our debt securities, including the notes, on factors that include our business, financial condition, liquidity, results of operations and prospects and their view of the general outlook for the economy generally and our industry specifically. Actions taken by the rating agencies can include maintaining, upgrading, downgrading or withdrawing the current rating of our debt securities or placing us on negative outlook for possible future downgrading. Downgrading or withdrawal of the credit rating of our debt securities or placing us on negative outlook for possible future downgrading would likely increase our cost of financing and have a negative effect on the market price of your notes. No report of any rating agency is being incorporated by reference in this prospectus supplement or the accompanying prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the five years ended December 31, 2016.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	12.4	17.1	20.9	19.0	14.4

(1)	The table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings were calculated by adding pre-tax income from continuing operations before adjustment for income from equity investees and fixed charges, excluding capitalized interest. Fixed charges were calculated by adding interest on all indebtedness, including amortization of debt issuance costs and an interest component representing the estimated portion of rental expense that management believes is attributable to interest.

USE OF PROCEEDS

The net proceeds from this offering are estimated to be approximately $394.7 million, after deducting the underwriting discount and our other estimated offering expenses payable by us. We intend to use the net proceeds from this offering initially to reduce amounts outstanding under our Revolving Credit Facility, but without a reduction in commitment, and thereafter for general corporate purposes, including the repurchase of shares of our outstanding common stock pursuant to our authorized share repurchase program. As of December 31, 2016, $93 million remained authorized under our share repurchase program. On February 9, 2017, our board of directors authorized the repurchase of an additional $300 million of shares under our share repurchase program.

In June 2016, we amended and extended our $700 million Revolving Credit Facility. The maturity date of the Revolving Credit Facility was extended from September 2019 to June 2021. Borrowings under our Revolving Credit Facility bear interest, at our option, at either (i) a Eurocurrency rate, plus the Applicable Margin (as defined below) (“Eurocurrency Rate Loans”), or (ii) the greatest of (a) the base rate of Citizens Bank, National Association, (b) the federal funds rate plus 0.50% and (c) the Eurocurrency rate for a one-month interest period plus 1.00%, in each case plus the Applicable Margin (“Base Rate Loans”). The “Applicable Margin” fluctuates depending on our consolidated leverage ratio and ranges from 0.875% to 1.875% for Eurocurrency Rate Loans and 0% to 0.875% for Base Rate Loans. As of February 6, 2017, approximately $397.0 million of indebtedness was outstanding under our Revolving Credit Facility. Our Revolving Credit Facility permits us to issue letters of credit up to an aggregate amount of $40 million. Outstanding letters of credit reduce the amount available for borrowings under our Revolving Credit Facility. As of February 6, 2017, we had issued letters of credit under our Revolving Credit Facility totaling $2.1 million, resulting in undrawn availability under our Revolving Credit Facility as of February 6, 2017 of $300.9 million.

Certain of the underwriters and affiliates of certain of the underwriters are lenders under our Revolving Credit Facility. Upon our application of the net proceeds from this offering to reduce amounts outstanding under our Revolving Credit Facility, such underwriters or affiliates may individually receive an amount in excess of 5% of the net proceeds from this offering. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to give effect to this offering and the application of the net proceeds therefrom to reduce amounts outstanding under our Revolving Credit Facility by approximately $315.0 million.

The table below should be read in conjunction with “Summary—Summary Historical Financial Data” and “Use of Proceeds” contained elsewhere in this prospectus supplement, and the consolidated annual financial statements and the notes thereto, as well as management’s discussion and analysis thereof, included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2016
	Actual	As Adjusted
(in millions, except share data)	(audited)	(unaudited)
Cash and cash equivalents:	$35.2	$114.9

Senior debt:
Revolving Credit Facility(1)	$365.0	$50.0
4.700% Senior Notes due 2025	296.8	296.8
Other debt	26.9	26.9
Notes offered hereby	—	400.0

Total senior debt	$688.7	$773.7

Stockholders’ equity:
Common stock, $0.01 par value, 200.0 million shares authorized, 106.7 million shares issued and outstanding	$1.1	$1.1
Additional paid-in capital (net of treasury stock)	163.5	163.5
Retained earnings	1,254.7	1,254.7
Accumulated other comprehensive loss	(174.4)	(174.4)

Total stockholders’ equity	1,244.9	1,244.9

Total capitalization	$2,400.6	$2,400.6

(1)	As of December 31, 2016, we had undrawn availability of $332.9 million under the Revolving Credit Facility. As of February 6, 2017, we had issued letters of credit under our Revolving Credit Facility totaling $2.1 million, resulting in undrawn availability under our Revolving Credit Facility as of February 6, 2017 of $300.9 million.

DESCRIPTION OF THE NOTES

The following summary of certain terms of the notes supplements, and, to the extent inconsistent, replaces, the description in the accompanying prospectus of the general terms and provisions of the debt securities, to which description reference is hereby made. The following summary of certain provisions of the notes and the indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual provisions of the notes and the indenture. Certain terms used but not defined herein shall have the meanings given to them in the indenture or the notes, as the case may be. As used in this section, the terms the “Company,” “we,” “us” or “our” refer only to Hexcel Corporation and not to any subsidiaries of Hexcel Corporation.

General

The notes will be issued pursuant to an indenture, dated as of August 3, 2015 (the “base indenture”), between us and U.S. Bank National Association, as trustee (the “trustee”), as supplemented by a supplemental indenture with respect to the notes (the “supplemental indenture”). We refer to the base indenture and the supplemental indenture, collectively, as the “indenture.” You may request copies of the indenture and the form of the notes from us.

The notes will be our unsecured and unsubordinated indebtedness and will rank equally in right of payment with each other and with all of our other existing and future unsecured and unsubordinated indebtedness. However, the notes will be effectively subordinated in right of payment to our secured indebtedness to the extent of the value of the collateral securing such indebtedness and to all liabilities, whether secured or unsecured, and any preferred equity of our subsidiaries, other than indebtedness of any wholly-owned domestic subsidiaries that may guarantee the notes in the future. As of December 31, 2016, we had outstanding $688.7 million of indebtedness, $0.5 million of which was secured and unsubordinated indebtedness, and our subsidiaries had outstanding $231.3 million of total liabilities and no preferred equity held by third parties. As of December 31, 2016, on an as adjusted basis, following the completion of this offering and the use of proceeds therefrom, we would have had undrawn availability under our Revolving Credit Facility of $647.9 million. See “Use of Proceeds.”

The indenture does not limit the amount of debt securities that we may issue under the indenture. We may also at any time and from time to time, without notice to or consent of the holders, issue additional debt securities of the same tenor, coupon and other terms as the notes (except for the issue date and, under certain circumstances, the issue price, the date from which interest begins to accrue and the first payment of interest), so that such debt securities and the notes shall form a single series of debt securities under the indenture. References herein to the notes shall include (unless the context otherwise requires) any further debt securities issued as described in this paragraph.

The notes will be issued only in fully registered, book-entry form, in denominations of $2,000 and integral multiples of $1,000 in excess thereof, except under the limited circumstances described below under “—Book-Entry System.” The holder of a note will be treated as its owner for all purposes.

If any interest payment date, stated maturity date, redemption date or repurchase date is not a business day, the payment otherwise required to be made on such date will be made on the next business day without any additional payment as a result of such delay. For purposes hereof, “business day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close. All payments will be made in U.S. dollars.

Except as described under the headings “—Change of Control Repurchase Event,” “—Certain Covenants” and “—Merger, Consolidation and Sale of Assets,” the indenture will not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness or the ability of our subsidiaries to issue preferred equity or that would afford you protection in the event of:

•	a recapitalization or other highly leveraged or similar transaction involving us, any of our affiliates or our management;

•	a change of control involving us; or

•	a merger, consolidation, reorganization or restructuring involving us or a sale, assignment, lease or other transfer of all or substantially all of our assets that may adversely affect you.

We or one of our affiliates may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender or by private agreement.

Interest

Interest on the notes will accrue at the rate of 3.950% per year from, and including, February 16, 2017 and will be payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2017 (each, an “interest payment date”). The interest rate payable on the notes will be subject to adjustments from time to time if either Moody’s or S&P (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes as described in “—Interest Rate Adjustment.” The interest so payable will be paid to each holder in whose name a note is registered at the close of business on the February 1 and August 1 (whether or not a business day) immediately preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Maturity

The notes will mature on February 15, 2027 (the “stated maturity date”) and will be paid against presentation and surrender thereof at the corporate trust office of the trustee, unless earlier redeemed or repurchased, as described below under “—Optional Redemption” and “—Change of Control Repurchase Event,” respectively. The notes will not be entitled to the benefits of, or be subject to, any sinking fund.

Possible Future Guarantees

Initially, the notes will not be guaranteed by any of our subsidiaries. In the future, however, if any of our wholly-owned subsidiaries that are incorporated or organized under the laws of the United States of America, any state thereof or in the District of Columbia (a “wholly-owned domestic subsidiary”) guarantee, or otherwise become obligated with respect to, any of our Debt, then such wholly-owned domestic subsidiary will provide a subsidiary guarantee as set forth below. For the avoidance of doubt, in the event that any of our Debt contains a provision that would require one or more of our wholly-owned domestic subsidiaries to guarantee, or otherwise become obligated with respect to, such Debt upon the occurrence or satisfaction of specified conditions, such wholly-owned domestic subsidiary shall not be deemed to guarantee, or otherwise be obligated with respect to, such Debt until such time as such conditions shall have been satisfied and such wholly-owned domestic subsidiary is required to guarantee, or otherwise be obligated with respect to, such Debt.

If a wholly-owned domestic subsidiary becomes obligated to guarantee the notes in the future, then we shall cause such wholly-owned domestic subsidiary, within twenty business days, to (A) execute and deliver to the trustee a supplemental indenture, in form reasonably satisfactory to the trustee, pursuant to which such wholly-owned domestic subsidiary shall guarantee all of our obligations under the notes on a senior unsecured basis and (B) deliver to the trustee an opinion of counsel to the effect that each of such supplemental indenture and such guarantee has been duly authorized, executed and delivered by, and constitutes a valid, legally binding and enforceable obligation of, such wholly-owned domestic subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws or by general principles of equity.

Any subsidiary guarantee would rank equally and ratably with all other existing and future unsecured and unsubordinated indebtedness of the applicable subsidiary guarantor, would rank senior to any unsecured and subordinated indebtedness of such subsidiary guarantor, and would effectively rank junior to any secured indebtedness of such subsidiary guarantor to the extent of the value of the collateral securing such indebtedness.

Under the indenture, the holders of the notes will be deemed to have consented to the release of the subsidiary guarantee of a subsidiary guarantor, without any action required on the part of the trustee or any holder of the notes, upon such subsidiary guarantor ceasing to be a guarantor or other obligor under any of our Debt. Accordingly, if a subsidiary is released from its guarantee of all Debt and other obligations as a borrower or guarantor thereunder, such subsidiary guarantor’s guarantee of the notes will automatically terminate and we will give prompt written notice to the trustee of the release of such subsidiary guarantor from its subsidiary guarantee of the notes.

In addition, a subsidiary guarantor will be automatically released from all of its obligations under its subsidiary guarantee in the following circumstances:

•	upon such subsidiary guarantor no longer being wholly-owned by us and our subsidiaries or such subsidiary guarantor redomiciling outside the United States of America, any state thereof or the District of Columbia, or

•	upon the sale or other transfer of all or substantially all of the assets of such subsidiary guarantor (other than to any of our affiliates unless the applicable affiliate is another subsidiary guarantor).

A subsidiary guarantor’s guarantee also will be automatically released if we exercise our option to discharge our obligations with respect to the notes as described under “—Defeasance” or if our obligations under the indenture are discharged as described under “—Satisfaction and Discharge.”

At our written instruction, the trustee will execute and deliver any documents, instructions or instruments evidencing any automatic release of a subsidiary guarantor as described above.

The obligations of a subsidiary guarantor under its subsidiary guarantee that are released as described above will be reinstated if such wholly-owned domestic subsidiary again guarantees, or otherwise becomes obligated with respect to, any of our Debt.

The indenture will provide that the obligations of any subsidiary guarantor under any subsidiary guarantee will be limited as necessary to prevent such subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. We cannot assure you that this limitation will protect any subsidiary guarantee from fraudulent conveyance or fraudulent transfer challenges or, if it does, that the remaining amount due and collectible thereunder would suffice, if necessary, to pay the notes in full when due. See “Risk Factors—Risks Relating to the Notes—If a subsidiary becomes obligated to guarantee the notes in the future, U.S. federal and state fraudulent transfer laws may permit a court to void such subsidiary guarantee and, if that occurs, you may not receive any payments on such subsidiary guarantee.”

“Consolidated Net Tangible Assets” has the meaning set forth under “—Certain Covenants—Defined Terms.”

“Debt” means any indebtedness of the Company for borrowed money in a principal amount in excess of the greater of $75.0 million and 3% of the Company’s Consolidated Net Tangible Assets that is (x) in the form of, or represented by, bonds, notes, debentures or other debt securities or (y) incurred pursuant to a credit agreement, including our Revolving Credit Facility, or other agreement providing for revolving credit loans or term loans; provided that undrawn commitments shall not be considered to be “Debt” until such commitment is drawn upon.

“Revolving Credit Facility” means the Credit Agreement, dated as of June 9, 2016, among us, Hexcel Holdings Luxembourg S.à r.l., the lenders listed therein, Citizens Bank, National Association, as administrative agent, Citizens Bank, National Association, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint book managers and joint lead arrangers, Bank of America, N.A., and Wells Fargo Bank, National Association, as syndication agents, and Sumitomo Mitsui Banking Corporation, SunTrust Bank, TD Bank, N.A. and U.S. Bank National Association, as documentation agents, as amended, amended and restated, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

Optional Redemption

We may, at our option, redeem the notes, in whole at any time or in part (equal to a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof) from time to time, in each case prior to November 15, 2026 (i.e., three months prior to the stated maturity date of the notes) (the “Par Call Date”), for cash, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would have been payable in respect of such notes calculated as if the stated maturity date of such notes was the Par Call Date, discounted to the applicable redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.250%, or 25 basis points, plus in each case unpaid interest, if any, accrued thereon to, but not including, such redemption date.

In addition, at any time on or after the Par Call Date, we may, at our option, redeem the notes, in whole at any time or in part (equal to a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof) from time to time, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued thereon to, but not including, the related redemption date.

Notwithstanding any optional redemption pursuant to the foregoing, interest will be payable to holders of the notes on the regular record date applicable to an interest payment date falling on or before a redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that the notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the assumed remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of five Reference Treasury Dealer Quotations obtained, or (2) if we obtain fewer than five such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained.

“Independent Investment Banker” means, with respect to any redemption date, one of the Reference Treasury Dealers appointed by us to act as “Independent Investment Banker” as contemplated herein.

“Reference Treasury Dealer” means: (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. or their respective affiliates that are Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the third business day immediately preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption. If fewer than all of the notes are to be redeemed, the trustee will select notes to be redeemed (1) if notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which notes are listed, (2) if such national securities exchange has no requirements governing redemption, or notes are not so listed but are in global form, then by lot or otherwise in accordance with the procedures of The Depository Trust Company (“DTC”) or (3) if notes are not so listed or if such national securities exchange has no requirements governing redemption and in either case notes are not in global form, then on a pro rata basis, by lot or in such other manner as the trustee shall deem appropriate and which may provide for the selection for redemption of a portion of the principal amount of notes.

Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the notes in full, we will be required to make an offer to each holder of notes to repurchase all or, at the election of such holder, any part (equal to a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes for cash at a repurchase price equal to 101% of the principal amount of such notes to be repurchased plus unpaid interest, if any, accrued thereon to, but not including, the repurchase date. Notwithstanding the foregoing, interest will be payable to holders of the notes on the applicable regular record date applicable to an interest payment date falling on or before a repurchase date.

Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of a transaction or transactions that constitute or may constitute a Change of Control, we will mail a notice to each holder of notes, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase all of such notes on the repurchase date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, except in the case of an offer made in advance of a Change of Control Repurchase Event as described below. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase such notes is conditioned on the Change of Control Repurchase Event occurring on or prior to the repurchase date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the repurchase date, we will, to the extent lawful:

(1)	accept for payment all notes or portions of notes (equal to a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof) properly tendered by the holders thereof pursuant to our offer;

(2)	deposit with the trustee or one or more paying agents an amount equal to the aggregate repurchase price in respect of all notes or portions of notes properly tendered by the holders thereof; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted by us, together with an officer’s certificate stating the aggregate principal amount of notes being repurchased.

The trustee or one or more paying agents will promptly mail to each holder of notes properly tendered the repurchase price for such notes, and the trustee, upon our execution and delivery of the related notes, will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unrepurchased portion of any notes properly tendered, provided that each such new note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer to be made by us and such third party purchases all notes properly tendered and not withdrawn by the holders thereof under its offer.

Notwithstanding anything to the contrary herein, an offer to repurchase the notes may be made in advance of a Change of Control Repurchase Event, conditional upon the occurrence of such Change of Control Repurchase Event.

If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in an offer to repurchase the notes upon a Change of Control Repurchase Event and the Company, or any third party making an offer to repurchase the notes upon a Change of Control Repurchase Event in lieu of the Company as described above, repurchases all of the notes validly tendered and not withdrawn by such holders, the Company or such third party will have the right, upon not less than 30 nor more than 60 days’ prior written notice, given not more than 30 days following such repurchase pursuant to the offer to repurchase the notes upon a Change of Control Repurchase Event described above, to repurchase all notes that remain outstanding following such repurchase at a price in cash equal to 101% of the principal amount of such notes to be repurchased plus unpaid interest, if any, accrued thereon to, but not including, the repurchase date.

“Change of Control” means the occurrence of any one of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group (as used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares, (2) any sale, lease, exchange or other transfer (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person or group of related persons for the purpose of Section 13(d)(3) of the Exchange Act, other than us or one of our subsidiaries, (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of ours or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction, (4) the replacement of a majority of our board of directors over a two-year period with directors who were not nominated for election, elected or appointed to our board of directors (or subsequently ratified) with the approval of a majority of our board of directors then still in office who either were members of our board of directors at the beginning of such period or whose election as members of our board of directors was previously so approved (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination) or subsequently ratified, or (5) the adoption of a plan relating to our liquidation, dissolution or winding up.

Notwithstanding the foregoing, a transaction or series of related transactions will not be considered to be a Change of Control if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2)(a) immediately following that transaction, the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (b) immediately following that transaction, no person or group (as used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Rating Event.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Rating Agencies” means (1) each of S&P and Moody’s; and (2) if either S&P or Moody’s (or any replacement agency therefor contemplated below) ceases to provide ratings services to issuers or investors generally, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our board of directors) to act as a replacement agency for S&P or Moody’s (or any previous replacement agency), as the case may be.

“Rating Event” means, with respect to a Change of Control, if the notes carry, immediately prior to the earlier of the first public announcement of the intention to effect such Change of Control and the occurrence of such Change of Control:

•	an investment grade credit rating (BBB-, or equivalent, or better) from both Rating Agencies, and the rating from both Rating Agencies is, during the period commencing on the earlier of the first public announcement of the intention to effect such Change of Control and the occurrence of such Change of Control and ending 60 days after the occurrence of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency), either downgraded to a non-investment grade credit rating (BB+, or equivalent, or worse) or withdrawn (and is not within such period subsequently (in the case of a downgrade) upgraded to an investment grade credit rating or (in the case of a withdrawal) replaced by an investment grade credit rating),

•	a non-investment grade credit rating (BB+, or equivalent, or worse) from both Rating Agencies, and the rating from both Rating Agencies is, during the period commencing on the earlier of the first public announcement of the intention to effect such Change of Control and the occurrence of such Change of Control and ending 60 days after the occurrence of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency), either downgraded by one or more notches (for illustration, BB+ to BB being one notch) or withdrawn (and is not within such period subsequently (in the case of a downgrade) upgraded to its credit rating immediately prior to the commencement of such period or better by both Rating Agencies or (in the case of a withdrawal) replaced by its credit rating immediately prior to the commencement of such period or better by both Rating Agencies), or

•	both (i) an investment grade credit rating (BBB-, or equivalent, or better) from one Rating Agency, and the rating is, during the period commencing on the earlier of the first public announcement of the intention to effect such Change of Control and the occurrence of such Change of Control and ending 60 days after the occurrence of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency), either downgraded to a non-investment grade credit rating (BB+, or equivalent, or worse) or withdrawn (and is not within such period subsequently (in the case of a downgrade) upgraded to an investment grade credit rating by such Rating Agency or (in the case of a withdrawal) replaced by an investment grade credit rating from such Rating Agency) and (ii) a non-investment grade credit rating (BB+, or equivalent, or worse) from the other Rating Agency, and the rating is, during the period commencing on the earlier of the first public announcement of the intention to effect such Change of Control and the occurrence of such Change of Control and ending 60 days after the occurrence of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency), either downgraded by one or more notches (for illustration, BB+ to BB being one notch) or withdrawn (and is not within such period subsequently (in the case of a downgrade) upgraded to its credit rating by such Rating Agency immediately prior to the commencement of such period or better or (in the case of a withdrawal) replaced by its credit rating by such Rating Agency immediately prior to the commencement of such period or better), provided, that in taking an action referred to above to downgrade or withdraw a rating, the relevant Rating Agency announces publicly or confirms in writing to us that such action resulted, in whole or in part, from the public announcement of the intention to effect such Change of Control or the occurrence of such Change of Control.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., and its successors.

“Voting Stock” of any specified person (as used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of, or other ownership interests in, such person that is at the time entitled to vote generally in the election of the board of directors (or members of a comparable governing body) of such person.

Interest Rate Adjustment

The interest rate payable on the notes will be subject to adjustments from time to time if either Moody’s or S&P or, if either Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside our control, a “nationally recognized statistical rating organization” selected pursuant to the definition of Rating Agency (a “substitute rating agency”), downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes, in the manner described below.

If the rating from Moody’s (or any substitute rating agency therefor) of the notes is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase such that it will equal the interest rate payable on the notes on the date of their initial issuance plus the percentage set forth opposite the ratings from the table below:

Moody’s Rating* Percentage

Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

*	Including the equivalent ratings of any substitute rating agency.

If the rating from S&P (or any substitute rating agency therefor) of the notes is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase such that it will equal the interest rate payable on the notes on the date of their initial issuance plus the percentage set forth opposite the ratings from the table below:

S&P Rating* Percentage

BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any substitute rating agency.

If at any time the interest rate on the notes has been increased and either Moody’s or S&P (or, in either case, a substitute rating agency therefor), as the case may be, subsequently upgrades its rating of the notes to any of the threshold ratings set forth above, the interest rate on the notes will be decreased such that the interest rate for the notes equals the interest rate payable on the notes on the date of their initial issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the upgrade in rating. If Moody’s (or any substitute rating agency therefor) subsequently upgrades its rating of the notes to Baa3 (or its equivalent, in the case of a substitute rating agency) or higher, and S&P (or any substitute rating agency therefor) upgrades its rating to BBB- (or its equivalent, in the case of a substitute rating agency) or higher, the interest rate on the notes will be decreased to the interest rate payable on the notes on the date of their initial issuance (and if one such upgrade occurs and the other does not, the interest rate on the notes will be decreased so that it does not reflect any increase attributable to the upgrading Rating Agency). In addition, the interest rates on the notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent downgrade in the ratings by either or both rating agencies) if the notes become rated Baa2 and BBB (or the equivalent of either such rating, in the case of a substitute rating agency) or higher by Moody’s and S&P (or, in either case, a substitute rating agency therefor), respectively (or one of these ratings if the notes are only rated by one rating agency).

Each adjustment required by any downgrade or upgrade in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, a substitute rating agency therefor), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes be reduced to below the interest rate payable on the notes on the date of their initial issuance or (2) the total increase in the interest rate on the notes exceed 2.00% above the interest rate payable on the notes on the date of their initial issuance.

No adjustments in the interest rate of the notes shall be made solely as a result of a Rating Agency ceasing to provide a rating of the notes. If at any time Moody’s or S&P ceases to provide a rating of the notes, we will use our commercially reasonable efforts to obtain a rating of the notes from a substitute rating agency, to the extent one exists, and if a substitute rating agency exists, for purposes of determining any increase or decrease in the interest rate on the notes pursuant to the tables above (a) such substitute rating agency will be substituted for the last Rating Agency to provide a rating of the notes but which has since ceased to provide such rating, (b) the relative rating scale used by such substitute rating agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such substitute rating agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the notes on the date of their initial issuance plus the appropriate percentage, if any, set forth opposite the rating from such substitute rating agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other Rating Agency).

For so long as only one Rating Agency provides a rating of the notes, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the Rating Agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as neither Moody’s nor S&P (or, in either case, a substitute rating agency therefor) provides a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their initial issuance.

Any interest rate increase or decrease described above will take effect from the first interest payment date following the date on which a rating change occurs that requires an adjustment in the interest rate. As such, interest will not accrue at such increased or decreased rate until the next interest payment date following the date on which a rating change occurs. If Moody’s or S&P (or, in either case, a substitute rating agency therefor) changes its rating of the notes more than once prior to any particular interest payment date, the last change by such agency prior to such interest payment date will control for purposes of any interest rate increase or decrease with respect to the notes described above relating to such Rating Agency’s action. If the interest rate payable on the notes is increased as described above, the term “interest,” as used with respect to the notes, will be deemed to include any such additional interest unless the context otherwise requires.

Certain Covenants

Limitations on Liens. We will not, and will not permit any Restricted Subsidiary to, create, incur, assume, as security for any Indebtedness, any mortgage, pledge or other lien on (a) any Principal Property of ours or any Restricted Subsidiary or (b) any shares of capital stock owned by us or one of our subsidiaries of, or other ownership interests owned by us or one of our subsidiaries in, a Restricted Subsidiary, whether such Principal

Property or shares of capital stock of, or other ownership interests in, a Restricted Subsidiary are owned by us or one of our subsidiaries at the date of the indenture or acquired after the date of the indenture, unless we secure, or cause such Restricted Subsidiary to secure, as the case may be, the outstanding notes equally and ratably with all Indebtedness secured by such mortgage, pledge or other lien, so long as such Indebtedness shall be so secured. This covenant will not apply in the case of:

(a) the creation of any mortgage, pledge or other lien on any Principal Property or on any shares of capital stock of, or other ownership interests in, a Restricted Subsidiary, in each case acquired after the date of the supplemental indenture (including acquisitions by way of merger or consolidation) by us or a Restricted Subsidiary contemporaneously with or prior to such acquisition and in contemplation of such acquisition or within 180 days after such acquisition, to secure or provide for the payment or financing of any part of the purchase price of such acquisition, provided that the mortgage, pledge or other lien may not extend to any other Principal Property or other shares of capital stock of, or other ownership interests in, a Restricted Subsidiary, other than subsequent improvements;

(b) any mortgage, pledge or other lien on any Principal Property or on any shares of capital stock of, or other ownership interests in, a Restricted Subsidiary existing at the date of the supplemental indenture;

(c) any mortgage, pledge or other lien on any Principal Property or on any shares of capital stock of, or other ownership interests in, a Restricted Subsidiary in favor of us or any Restricted Subsidiary;

(d) any mortgage, pledge or other lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

(e) any mortgage, pledge or other lien on any Principal Property existing at the time we or a Restricted Subsidiary acquired or leased such Principal Property, including Principal Property acquired by us or a Restricted Subsidiary through a merger or similar transaction, provided that the mortgage, pledge or other lien may not extend to any other Principal Property or other shares of capital stock of, or other ownership interests in, a Restricted Subsidiary, other than subsequent improvements;

(f) any mortgage, pledge or other lien on assets owned by any person at the time such person becomes a Restricted Subsidiary, provided that the mortgage, pledge or other lien was not created in anticipation of such person becoming a Restricted Subsidiary;

(g) any lien imposed by law for taxes, assessments or charges of any governmental authority for claims which are not overdue for a period of more than 60 days, or to the extent that such lien is being contested in good faith and adequate reserves, if any, in accordance with GAAP are being maintained thereunder;

(h) statutory liens of landlords and liens of carriers, warehousemen, mechanics, materialmen and other liens imposed by law or created in the ordinary course of business which are not delinquent or which are being contested in good faith;

(i) liens securing (i) the non-delinquent performance of bids, trade contracts (other than for borrowed money) or statutory obligations, (ii) surety bonds (excluding appeal bonds and other bonds posted in connection with court proceedings or judgments) and (iii) other non-delinquent obligations of a like nature (including those to secure health, safety and environmental obligations), in each case incurred in the ordinary course of business;

(j) liens created by or resulting from any litigation or other similar proceeding that is being contested in good faith, including liens arising out of judgments or awards against us or our subsidiaries with respect to which we or our subsidiaries are in good faith prosecuting an appeal or proceedings for review or for which the time to make an appeal has not yet expired, and liens relating to final unappealable judgment liens which are satisfied within 60 days of the date of judgment or liens incurred by us or any of our subsidiaries for the purpose of obtaining a stay or discharge in the course of any litigation or proceeding to which we or any of our subsidiaries is a party;

(k) any mortgage, pledge or other lien created in connection with a transaction financed with, and created to secure Indebtedness that is not recourse to, our assets or those of any Restricted Subsidiary;

(l) easements, rights-of-way, zoning or any other restrictions, encroachments, protrusions and other similar encumbrances on real property which in the aggregate do not materially detract from the value of such property or materially interfere with the ordinary conduct of our businesses and the businesses of our subsidiaries, taken as a whole;

(m) any mortgage, pledge or other lien on any Principal Property or on any shares of capital stock of, or other ownership interests in, a Restricted Subsidiary incurred in connection with any obligations arising under any industrial revenue bonds, pollution control bonds or any other issuance of tax-exempt governmental obligations;

(n) liens securing obligations in respect of Capital Leases on assets subject to such leases; and

(o) any mortgage, pledge or other lien renewing, extending or replacing any mortgage, pledge or other lien referred to in clauses (a) to (n) above, to the extent that (i) the principal amount of the Indebtedness secured thereby is not increased other than transaction fees and related expenses and (ii) no assets encumbered thereby other than the assets permitted to be encumbered immediately prior to such renewal, extension or replacement are encumbered thereby.

Notwithstanding the foregoing, we or any Restricted Subsidiary may create, incur or assume, as security for any Indebtedness, mortgages, pledges and other liens in addition to those permitted by clauses (a) to (o) referred to above, and renew, extend or replace such mortgages, pledges and other liens, provided that at the time of such creation, incurrence, assumption, renewal, extension or replacement, and after giving effect to such creation, incurrence, assumption, renewal, extension or replacement, Exempted Debt does not exceed 15% of Consolidated Net Tangible Assets.

Limitations on Sale and Leaseback Transactions. We will not, and will not permit any Restricted Subsidiary to, sell or otherwise transfer, directly or indirectly, except to us or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion of any Principal Property, with the intention of taking back a lease of such Principal Property, or substantial portion of such Principal Property, except a lease for a period of three years or less; provided, however, that, we or any Restricted Subsidiary may sell any Principal Property, or any substantial portion of any Principal Property, and lease it back for a longer period (i) if we or such Restricted Subsidiary would be entitled, pursuant to the provisions described above in clauses (a) through (o) under “—Limitations on Liens,” to create a mortgage, pledge or other lien on such Principal Property, or substantial portion of such Principal Property, to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the outstanding notes or (ii) if (A) we promptly inform the trustee of such sale, (B) the net proceeds of such sale are at least equal to the fair value (as determined by a resolution of our board of directors) of such Principal Property, or substantial portion of such Principal Property, and (C) we cause an amount equal to the net proceeds of such sale to be applied to the retirement, within 180 days after receipt of such proceeds, of Funded Debt created, incurred, assumed or guaranteed by us or a Restricted Subsidiary; provided, further, that, in lieu of applying all of or any part of such net proceeds to such retirement, we may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt created, incurred, assumed or guaranteed by us or any Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not previously tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such debentures or notes, and to deliver an officer’s certificate to the trustee stating that we elect to deliver or cause to be delivered such debentures or notes in lieu of retiring Funded Debt created, incurred, assumed or guaranteed by us or any Restricted Subsidiary. If we shall so deliver or cause to be delivered such debentures or notes and such officer’s certificate, the amount of cash which we will be required to apply to the retirement of Funded Debt under this provision shall be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes or, if there are no such optional redemption prices, the principal amount of such debentures or notes, provided, that in the case of debentures or notes which provide for an amount less than the principal amount of such debentures or notes to be due and payable upon an acceleration of the maturity of such debentures or notes, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such acceleration of the maturity of such debentures or notes in accordance with the terms of the indenture pursuant to which such debentures or notes were issued.

Notwithstanding the foregoing, we or any Restricted Subsidiary may enter into sale and leaseback transactions in addition to those permitted by this paragraph and without any obligation for us or any Restricted Subsidiary to retire any Funded Debt or to deliver or cause to be delivered debentures or notes evidencing Funded Debt to the applicable trustee for cancellation, provided that at the time of entering into such sale and leaseback transactions and after giving effect to such transactions, Exempted Debt does not exceed 15% of Consolidated Net Tangible Assets.

Defined Terms. Set forth below are certain defined terms used in this “—Certain Covenants” section of this prospectus supplement, as well as in the indenture. We refer you to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this prospectus supplement or the accompanying prospectus for which no definition is provided.

“Attributable Debt” means, as to any particular lease under which we or a Restricted Subsidiary is at the time liable, other than a Capital Lease, and at any date as of which the amount of such lease is to be determined, the total net amount of rent required to be paid by us or such Restricted Subsidiary, as the case may be, under such lease during the initial term of such lease as determined in accordance with GAAP, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease with a like term in accordance with GAAP. The net amount of rent required to be paid under any such lease for any such initial term shall be the aggregate amount of rent payable by the lessee with respect to such initial term after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. If any such lease is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. “Attributable Debt” means, as to a Capital Lease under which we or a Restricted Subsidiary is at the time liable and at any date as of which the amount of such Capital Lease is to be determined, the capitalized amount of such Capital Lease that would appear on the face of the consolidated balance sheet of ours and our subsidiaries in accordance with GAAP.

“Capital Lease” means any Indebtedness represented by a lease obligation of ours or a Restricted Subsidiary incurred with respect to real property or equipment acquired or leased by us or such Restricted Subsidiary and used in our or its business that is required to be recorded as a capital lease on the face of the consolidated balance sheet of ours and our subsidiaries in accordance with GAAP.

“Consolidated Net Tangible Assets” means the excess of all of our consolidated assets over our consolidated current liabilities, as set forth on the face of our most recent internal quarterly or annual consolidated balance sheet prepared in accordance with GAAP after deducting goodwill, trademarks, patents, other like intangibles and minority interests of others (calculated on a pro forma basis to give effect to any acquisitions made subsequent to the date of such consolidated balance sheet and prior to or concurrent with the determination of Consolidated Net Tangible Assets).

“Exempted Debt” means the sum, without duplication, of the following items outstanding on the date Exempted Debt is being determined:

•	Indebtedness of ours and our Restricted Subsidiaries created, incurred or assumed after the date of the indenture and secured by mortgages, pledges or other liens that are not permitted by clauses (a) to (o) under “—Limitations on Liens”; and

•	Attributable Debt of ours and our Restricted Subsidiaries in respect of all sale and leaseback transactions with regard to any Principal Property, or any substantial portion of any Principal Property, that is not permitted by the first paragraph under “—Limitations on Sale and Leaseback Transactions.”

“Funded Debt” means all of our and our Restricted Subsidiaries’ indebtedness for borrowed money (i) having a maturity of more than one year from the date of its creation or having a maturity of less than one year from the date of its creation but by its terms being renewable or extendible, at the option of the obligor in respect of such indebtedness, beyond one year from the date of its creation and (ii) ranking, in the case of our indebtedness for borrowed money, pari passu or senior with the notes.

“GAAP,” with respect to any computations required or permitted under the indenture, means generally accepted accounting principles in effect in the United States as in effect from time to time; provided, however if we are required by the SEC to adopt (or are permitted to adopt and so adopt) a different accounting framework, including but not limited to the International Financial Reporting Standards, “GAAP” shall mean such new accounting framework as in effect from time to time, including, without limitation, in each case, those accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession; provided further that, absent a new transaction, any such changes in GAAP shall not be deemed to result in a mortgage, pledge or other lien or a sale and leaseback transaction.

“Indebtedness” means, with respect to any person, at any date, any of the following, without duplication, (i) any liability, contingent or otherwise, of such person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (B) evidenced by a note, bond, debenture or similar instrument or (C) for the payment of money relating to obligations in respect of a Capital Lease or other obligation (whether issued or assumed) relating to the deferred purchase price of property; (ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable; (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction other than entered into in the ordinary course of business; (iv) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, pledge or other lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such person, whether or not such indebtedness is assumed by such person or is not otherwise such person’s legal liability, provided, that if the obligations so secured have not been assumed in full by such person or are otherwise not such person’s legal liability in full, the amount of such indebtedness for the purposes of this definition shall be limited to the amount of such indebtedness secured by such mortgage, pledge or other lien; (v) all Indebtedness of others (including all interest and dividends on any Indebtedness or preferred stock of any other person for the payment of which is) guaranteed, directly or indirectly, by such person or that is otherwise its legal liability or which such person has agreed to purchase or repurchase or in respect of which such person has agreed contingently to supply or advance funds; and (vi) obligations in respect of Currency Agreements and Interest Swap Obligations (as such capitalized terms are defined in the indenture).

“Principal Property” means any single property consisting of land, land improvements, buildings and associated factory equipment owned or leased pursuant to a Capital Lease and used by us or a Restricted Subsidiary primarily for processing, producing, packaging or storing our or its products, raw materials, inventories or other materials and supplies and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Tangible Assets as of the date of such determination; provided that the term “Principal Property” does not include any such property or asset that is financed through the issuance of tax exempt governmental obligations or an industrial revenue bond, pollution control bond or similar financing arrangement with any U.S. federal, state or municipal government or other governmental body or agency, or any such property or asset that has been determined by a resolution of our board of directors not to be of material importance to us and our subsidiaries, taken as a whole, effective as of the date such resolution is adopted.

“Restricted Subsidiary” means any subsidiary incorporated or organized under the laws of the United States of America, any state thereof or in the District of Columbia that is (a) a subsidiary guarantor of the notes or (b) owns, or is a lessee pursuant to a Capital Lease of, any Principal Property or which owns shares of capital stock or indebtedness of, or other ownership interests in, another Restricted Subsidiary, other than:

(i) each subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination of such operations; and

(ii) each subsidiary formed or acquired after the date of the supplemental indenture for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of the Company or any Restricted Subsidiary;

provided, however, the board of directors of the Company may declare by resolution any such subsidiary to be a Restricted Subsidiary effective as of the date such resolution is adopted.

Merger, Consolidation and Sale of Assets

We will not consolidate or merge with or into any other entity, or sell, convey, transfer or lease all or substantially all our assets to another entity, unless:

•	either we shall be the continuing entity, or the successor, transferee or lessee entity (if other than us) shall be organized and existing under the laws of the United States or any state thereof and shall, pursuant to a supplemental indenture, expressly assume prior to or simultaneously with such consolidation, merger, sale, conveyance, transfer or lease, all obligations under the indenture and the notes to be performed or observed by us;

•	immediately after such consolidation, merger, sale, conveyance, transfer or lease we or the successor, transferee or lessee entity would not be in default in the performance of any covenant or condition of the indenture; and

•	we shall have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, transfer or lease and such supplemental indenture comply with the relevant section of the indenture and that all conditions precedent provided for relating to such transaction have been complied with.

Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if the Company disposes of less than all its assets by any of the means described above, the applicability of the provision described above and the ability of a holder of notes to require us to repurchase its notes if and as permitted under “—Change of Control Repurchase Event” may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

In addition, if any of our wholly-owned domestic subsidiaries guarantees the notes in the future, such subsidiary guarantor shall not consolidate or merge with or into any other entity, or sell, convey, transfer or lease all or substantially all its assets to another entity, unless such subsidiary guarantor’s guarantee is released under the circumstances discussed under “—Possible Future Guarantees” or:

•	either such subsidiary guarantor shall be the continuing entity, or the successor, transferee or lessee entity (if other than such subsidiary guarantor) shall, pursuant to a supplemental indenture, expressly assume prior to or simultaneously with such consolidation, merger, sale, conveyance, transfer or lease, all obligations under the subsidiary guarantee to be performed or observed by such subsidiary guarantor; and

•	such subsidiary guarantor shall have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, transfer or lease and such supplemental indenture comply with the relevant section of the indenture and that all conditions precedent provided for relating to such transaction have been complied with.

Events of Default

An Event of Default with respect to the notes is defined as follows:

•	failure to pay interest on the notes, which continues for 30 days;

•	failure to pay principal of or premium, if any, on the notes at the stated maturity date, or upon earlier redemption, repurchase or acceleration or otherwise;

•	failure to perform or breach of any covenant of ours in the indenture (other than a default in the performance or breach of a covenant included in the indenture solely for the benefit of debt securities of the Company other than the notes), which continues for 90 days after written notice has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	any subsidiary guarantee of the notes of a Significant Subsidiary (as defined below) ceases to be in full force and effect (other than in accordance with the terms of such subsidiary guarantee and the indenture as the same may be amended from time to time) and such default continues for 30 days after notice or any subsidiary guarantor of the notes that is a Significant Subsidiary denies or disaffirms its obligations under its subsidiary guarantee;

•	default by us or any of our subsidiaries under any bond, debenture, note, mortgage, indenture or instrument evidencing or securing Indebtedness that is recourse to our assets or those of our subsidiaries, which default (a) shall constitute a failure to pay an aggregate principal amount exceeding $75.0 million of such Indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or (b) has resulted in such Indebtedness in an aggregate principal amount exceeding $75.0 million becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such Indebtedness having been discharged or such acceleration having been rescinded or annulled within 30 days after the date of acceleration of such Indebtedness; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any subsidiary guarantor of the notes if such subsidiary guarantor is a Significant Subsidiary.

For purposes of the preceding paragraph, “Significant Subsidiary” shall mean any subsidiary of the Company that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

The indenture provides that, if any Event of Default with respect to the notes occurs and is continuing (other than an Event of Default relating to certain specified events under bankruptcy, insolvency or similar laws), either the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal amount of (and all accrued and unpaid interest and premium, if any, on) all notes to be due and payable immediately. If an Event of Default relating to certain specified events under bankruptcy, insolvency or similar laws occurs and is continuing, then the principal amount of all the outstanding notes shall automatically become due and payable immediately without any declaration or other action on the part of the trustee or the holders of the notes. Under certain conditions a declaration may be rescinded and annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest, if any, on the notes and certain other specified defaults) may be waived by the holders of not less than a majority in principal amount of the notes on behalf of the holders of all the notes.

Within 90 days after the occurrence of a default, and if known to the trustee, the trustee shall give notice to the holders of the notes of the default, unless such default shall have been cured or waived before the giving of such notice. Except in the case of a default in payment of the principal of, premium, if any, or interest on the notes, the trustee shall be protected in withholding such notice, if the trustee in good faith determines that the withholding of such notice is in the interests of the holders. For purposes of the provision described in this paragraph, the term default with respect to any notes means any event which is, or after notice or lapse of time or both, would become an “Event of Default” specified in the indenture with respect to the notes.

The trustee is required, during a default, to act with the standard of care provided in the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The indenture provides that the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the notes. However, the indenture contains a provision entitling the trustee to be indemnified to its satisfaction by holders of the notes before proceeding to exercise any right or power vested in it under the indenture at the request or direction of the holders of the notes. The terms of the indemnification required by the trustee will depend on the nature of the right or power requested or directed to be exercised by the holders and the circumstances that exist at that time. Generally, the trustee would expect to be fully protected for all actions.

Modification and Waiver

Modifications and amendments may be made by us and the trustee to the indenture, without the consent of any holder of the notes, to, among other things:

•	add to the covenants and agreements with respect to us and to add Events of Default, in each case for the protection or benefit of the holders, or to surrender any right or power conferred upon us;

•	evidence the succession of another corporation to us, or successive successions, and the assumption by such successor of the covenants and obligations of ours;

•	evidence and provide for the acceptance of appointment under the indenture by a successor trustee and add to or change any of the provisions of the indenture as shall be necessary for or to facilitate the administration of the trusts thereunder by more than one trustee;

•	secure the notes or add subsidiary guarantors or other guarantors or co-obligors with respect to the notes;

•	release guarantees as provided by the terms of the indenture;

•	cure any ambiguity or correct or supplement any provision contained in the indenture which may be defective or inconsistent with any other provision in the indenture;

•	add to or change or eliminate any provision of the indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act;

•	make any change that does not adversely affect in any material respect the interests of the holders of the notes;

•	provide for uncertificated securities in addition to certificated securities;

•	permit or facilitate the defeasance and discharge of the notes, provided that any such action shall not adversely affect the interests of the holders of the notes or any other series of securities issued under the indenture; or

•	conform the terms of the indenture or the notes to the description thereof contained in this prospectus supplement, the accompanying prospectus or other offering material distributed to investors by us and the underwriters.

The indenture contains provisions permitting us and the trustee, with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the notes, except that no such supplemental indenture may, without the consent of the holder of each note affected thereby:

•

extend the stated maturity date of the principal of, or change any interest payment date applicable to, the notes, or reduce the principal amount thereof or interest thereon or any premium payable on the stated maturity date or earlier redemption of the notes or change the place of payment where, or the currency in which the principal of and premium, if any, or interest on the notes is denominated or payable (except those provisions relating to the covenant described above under “—Change of Control Repurchase Event”);

•	reduce the percentage in principal amount of the notes, the consent of whose holders is required for any supplemental indenture or for waiver of compliance with certain provisions of the indenture or certain defaults thereunder;

•	reduce the percentage of holders of the notes required to consent to any waiver of defaults, covenants or supplemental indentures; or

•	modify, without the written consent of the trustee, the rights, duties or immunities of the trustee.

The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with certain restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default or Event of Default under the indenture and its consequences, except a default or Event of Default in the payment of any amount due with respect to any note, or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Satisfaction and Discharge

The indenture will cease to be of further effect with respect to the notes if:

•	all notes (other than destroyed, lost or stolen notes which have been replaced or paid and notes, the payment for which has been held in trust and thereafter repaid to us or discharged from such trust) have been delivered to the trustee for cancellation; or

•	all notes not previously delivered to the trustee for cancellation have become due and payable or are by their terms to become due and payable at their stated maturity date within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee, and we have deposited with the trustee, as trust funds, an amount sufficient to pay and discharge the entire indebtedness on the notes for principal and any premium and interest to the date of such deposit or to the stated maturity date or date of earlier redemption, as the case may be.

Such trust may only be established if:

•	we have paid or caused to be paid all other sums payable by us under the indenture; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Defeasance

The notes will provide us with the option to discharge our, and, if applicable, any subsidiary guarantor’s, obligations with respect to the notes or to cease to be obligated to comply with the covenants described above under “—Certain Covenants—Limitations on Liens” and “—Certain Covenants—Limitations on Sale and Leaseback Transactions.” In order to exercise such option, we will be required to deposit with the trustee money and/or U.S. government obligations which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, and premium, if any, and interest on, the notes at the stated maturity of such payments in accordance with the terms of the indenture and such notes.

Such trust may only be established if:

•	no default or event that with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of such deposit (other than a default resulting from the borrowing of funds that are the subject of such deposit or the imposition of liens in connection therewith in respect of assets other than such deposit);

•	we have delivered to the trustee:

•	an opinion of counsel, stating that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of our exercise of this defeasance option and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if we had not exercised this option; and

•	in the case of the notes being discharged, accompanied by a ruling to that effect received from or published by the U.S. Internal Revenue Service (the “IRS”).

In the event we effect covenant defeasance with respect to the notes and the notes are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to the covenants as to which covenant defeasance has been effected, which covenants would no longer be applicable to the notes after covenant defeasance, the amount of moneys and/or government obligations deposited with the trustee to effect covenant defeasance may not be sufficient to pay amounts due on the notes at the time of any acceleration resulting from that Event of Default. However, we would remain liable to make payment of those amounts due at the time of acceleration.

Calculations in Respect of the Notes

Except as explicitly specified otherwise herein, we will be responsible for making all calculations required under the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of the notes. The trustee is entitled to rely upon the accuracy of such calculations without independent verification.

Trustee

U.S. Bank National Association will initially act as the trustee, registrar and paying agent for the notes, subject to replacement at our option.

Book-Entry System

The notes will be issued in the form of one or more fully registered global securities (“Global Securities”) that will be deposited with, or on behalf of, DTC and registered in the name of DTC’s partnership nominee, Cede & Co. Except under the circumstance described below, the notes will not be issuable in certificated form. Unless and until it is exchanged in whole or in part for the individual notes it represents, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

Investors may elect to hold their interest in the Global Securities through either DTC, Clearstream Banking, S.A. (“Clearstream”) or Euroclear Bank S.A./N.V. (“Euroclear”) if they are participants in these systems, or indirectly through organizations which are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants though customers’ securities accounts in Clearstream and Euroclear’s names on the books of their respective depositaries, which in turn will hold interests in customers’ securities accounts in the depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream and JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear.

DTC has advised us of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its participants are on file with the SEC.

Purchases of Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Global Securities on DTC’s records. The ownership interest of each actual purchaser of each Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Global Securities is discontinued.

To facilitate subsequent transfers, all Global Securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the Global Securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such Global Securities to be redeemed.

A Beneficial Owner shall give notice to elect to have its notes repurchased or tendered, through its Participant, to the trustee and shall effect delivery of such notes by causing the Direct Participant to transfer the Participant’s interest in such notes, on DTC’s records, to the trustee. The requirement for physical delivery of notes in connection with a repurchase or tender will be deemed satisfied when the ownership rights in such notes are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of such notes to the trustee’s DTC account.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Global Securities unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). Payments in respect of the Global Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC by wire transfer of immediately available funds. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to Cede & Co. (or such other nominee as requested by an authorized representative of DTC) is our responsibility or that of the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depositary with respect to the Global Securities at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, Global Security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Global Security certificates will be printed and delivered to DTC.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear

Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the terms and conditions of Euroclear, to the extent received by DTC for Euroclear.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside the United States and cross-market transfers of the notes associated with secondary market trading.

Same-Day Settlement and Payment

The underwriters will settle the notes in immediately available funds. We will make all payments in respect of the notes in immediately available funds.

The notes will trade in DTC’s Same-Day Funds Settlement System until maturity or earlier redemption or repurchase or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds.

Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering interests in the notes to or receiving interests in the notes from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in the notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Such credits or any transactions involving interests in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. The information in this section concerning DTC, Clearstream and Euroclear and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy or completeness of this information.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the principal U.S. federal income tax consequences relating to an investment in the notes by Non-U.S. Holders (as defined below) who acquire the notes in the initial offering at their issue price and hold them as capital assets for U.S. federal income tax purposes (generally, property held for investment). The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, judicial decisions, published positions of the IRS and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly on a retroactive basis). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular person or persons subject to special treatment under U.S. federal income tax laws (such as broker dealers, traders in securities that elect to use a mark-to-market method of accounting, financial institutions, insurance companies, persons who hold notes as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes, persons subject to the alternative minimum or Medicare tax on certain investment income, U.S. expatriates, controlled foreign corporations, passive foreign investment companies or persons that are, or hold their notes through, partnerships or other pass-through entities), all of whom may be subject to tax rules that differ from those summarized below. Moreover, this discussion does not address any non-U.S., state or local tax consequences, or any U.S. federal tax consequences other than U.S. federal income tax consequences. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

A “U.S. Holder” means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that is not a U.S. Holder or a partnership (or other pass-through entity). If a partnership holds a note, the U.S. federal income tax treatment of the partnership and its partners generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding a note and their partners should consult their tax advisors concerning the U.S. federal income and other tax consequences of making an investment in the notes.

Interest. Subject to the discussion below concerning backup withholding and FATCA (as defined below), a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest paid or accrued on a note if the interest is not effectively connected with a U.S. trade or business and the Non-U.S. Holder satisfies the following requirements:

(i)	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related to us (directly or indirectly) through stock ownership;

(ii)	the Non-U.S. Holder provides its name and address and certifies (generally through the provision of a properly completed and executed applicable IRS Form W-8), under penalties of perjury, that it is a non-U.S. person in compliance with applicable requirements; and

(iii)	neither we nor our paying agent has actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

If a Non-U.S. Holder does not satisfy the requirements described above, and does not establish that the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (as discussed below), interest paid on the notes generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met).

If the interest paid or accrued on a note is effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty so requires and the holder complies with applicable certification and other requirements to claim treaty benefits, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), such payment or accrual will be subject to U.S. federal income tax on a net basis at the rates generally applicable to U.S. persons. In addition, if such Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder also may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. If the interest paid or accrued on a note is subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding two sentences, payments of interest will not be subject to U.S. withholding tax so long as the Non-U.S. Holder provides us or our paying agent with a properly completed IRS Form W-8ECI (or an appropriate substitute or successor form) on which the Non-U.S. Holder certifies that interest on the notes is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

Sale, Exchange, Retirement or Other Taxable Disposition of a Note. Subject to the discussion below concerning backup withholding and FATCA, any gain realized by a Non-U.S. Holder on the sale, exchange or other taxable disposition (including a retirement or redemption) of a note generally will not be subject to U.S. federal income or withholding tax unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty so requires and the holder complies with applicable certification and other requirements to claim treaty benefits, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

In the case described above in (i), gain or loss recognized on the disposition of such notes will generally be subject to U.S. federal income tax on a net basis at the rates generally applicable to U.S. persons and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). In the case described above in (ii), the Non-U.S. Holder generally will be subject to 30% tax (or lower applicable treaty rate) on any capital gain recognized on the disposition of the notes, which may be offset by certain United States source capital losses.

Proceeds from the disposition of a note that are attributable to accrued but unpaid interest generally will be subject to, or exempt from, tax to the same extent as described above with respect to interest paid or accrued on a note.

Backup Withholding and Information Reporting. A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the Non-U.S. Holder is not a U.S. person in order to avoid information reporting and backup withholding tax with respect to our payment of principal and interest on, or the proceeds of the sale or other taxable disposition of, a note. Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the IRS. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount of any tax withheld may be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Code (such provisions commonly known as “FATCA”) impose a reporting regime and potentially a withholding tax at a rate of 30% in certain circumstances on interest in respect of and, after December 31, 2018, gross proceeds from the sale or other disposition of, the notes held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which the notes are held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, interest in respect of and, after December 31, 2018, gross proceeds from the sale or other disposition of, the notes held by a Non-U.S. Holder that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. We will not pay any additional amounts to note holders in respect of any amounts withheld. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in the notes.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally, and not jointly, agreed to purchase the amount of notes indicated in the following table.

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$140,000,000
Goldman, Sachs & Co.	100,000,000
Citizens Capital Markets, Inc.	40,000,000
Wells Fargo Securities, LLC	40,000,000
SMBC Nikko Securities America, Inc.	20,000,000
SunTrust Robinson Humphrey, Inc.	20,000,000
TD Securities (USA) LLC	20,000,000
U.S. Bancorp Investments, Inc.	20,000,000

Total	$400,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of 0.400% of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than 0.250% of the principal amount of the notes to other dealers. After the notes are released for sale, the underwriters may change the offering price and the other selling terms.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or to have the notes quoted on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes but they are not obligated to do so and may discontinue any market-making at any time without notice to, or the consent of, holders of the notes. An active trading market for the notes may not develop or continue, which would adversely affect the market price and liquidity for the notes.

In connection with this offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

We have agreed that, prior to the settlement of the notes, we will not offer or sell any United States dollar-denominated debt securities issued or guaranteed by us having a term of more than one year without the prior written consent of the representatives.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they are required to make in respect thereof.

The expenses of this offering, excluding the underwriting discount, are estimated at $960,000 and will be paid by us.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Certain of the underwriters and affiliates of certain of the underwriters are lenders under our Revolving Credit Facility. See also “—Conflicts of Interest” below.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities), currencies, commodities, credit default swaps, and other financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge and certain others of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

We intend to use the net proceeds from this offering initially to reduce amounts outstanding under our Revolving Credit Facility. See “Use of Proceeds.” Upon our application of the net proceeds from this offering to reduce amounts outstanding under our Revolving Credit Facility, certain underwriters or their affiliates may individually receive an amount in excess of 5% of the net proceeds from this offering. In the event that greater than 5% of the net proceeds from this offering are used to repay indebtedness owed to any individual underwriter or its affiliates, this offering will be conducted in accordance with FINRA Rule 5121. In such event, no sale of the notes offered hereby will be made by the affected underwriter to an account over which it exercises discretion without the prior specific written consent of the account holder.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers in the provinces of Alberta, British Columbia, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Quebec purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

Neither this prospectus supplement nor the accompanying prospectus are prospectuses for the purposes of the Prospectus Directive (as defined below).

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement and the accompanying prospectus.

In relation to each Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of notes to the public which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may be made in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

The communication of this document and any other document or materials relating to the issue of any notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or within Article 49(2)(a) to (d) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this document relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us or, if applicable, to any subsidiary guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter is deemed to have agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

VALIDITY OF THE NOTES

Certain legal matters with respect to the notes offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Sidley Austin LLP, New York, New York, will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements of Hexcel Corporation and subsidiaries appearing in Hexcel Corporation and subsidiaries’ Annual Report (Form 10-K) for the year ended December 31, 2016 (including the schedule appearing therein), and the effectiveness of Hexcel Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its respective reports thereon, included therein and incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2015 and for each of the two years in the period ended December 31, 2015 incorporated in the prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC prior to the termination of this offering will automatically update and supersede this information. We incorporate by reference the following documents into this prospectus supplement and the accompanying prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2016 filed with the SEC on February 9, 2017;

•	the portions of our Definitive Proxy Statement on Schedule 14A, filed on March 17, 2016, that are specifically incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2015; and

•	our current reports on Form 8-K filed with the SEC on January 25, 2017 and January 30, 2017 (except, in each case, any information only “furnished” to the SEC).

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information deemed to be furnished and not filed with the SEC) until the termination of this offering.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

Hexcel Corporation

Two Stamford Plaza

281 Tresser Boulevard

Stamford, Connecticut 06901-3238

Attention: Secretary

Telephone: (203) 969-0666

You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Hexcel Corporation.

Prospectus

HEXCEL CORPORATION

Debt Securities

Common Stock

Preferred Stock

We may use this prospectus from time to time to offer debt securities, shares of our common stock or shares of our preferred stock. We refer to our debt securities, common stock and preferred stock collectively as the “securities.” Any or all of the securities may be offered and sold separately or together. The securities may be convertible into or exchangeable or exercisable for other securities. We may offer and sell these securities through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of these securities, and the manner in which these securities will be offered, in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “HXL.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Investing in the securities involves risks. You should carefully read this prospectus and the applicable prospectus supplement, including the section entitled “Risk Factors” beginning on page 2 of this prospectus, the section entitled “Risk Factors” in the applicable prospectus supplement and risk factors in our periodic reports and other information filed with the Securities and Exchange Commission before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated October 21, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (“SEC”) as a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under this shelf registration, we may, from time to time, sell an indeterminate amount of any combination of common stock, debt securities or preferred stock described in this prospectus in one or more offerings. We may also issue other securities upon conversion, exchange or exercise of any of the securities mentioned above. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities we may offer under this prospectus and any prospectus supplement. You can read that registration statement at the SEC web site at http://www.sec.gov or at the SEC office mentioned under the heading “Where You Can Find More Information.”

This prospectus describes the general terms of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other terms of that offering. The prospectus supplement prepared by us or on our behalf may also add, update or change information contained in this prospectus. To understand the terms of the securities that may be offered pursuant to this prospectus, you should carefully read this document with the applicable prospectus supplement or any free writing prospectus prepared by us or on our behalf. Together, these documents will give the specific terms of the offered securities. You should also read the documents we have incorporated by reference in this prospectus described below under “Where You Can Find More Information.”

We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any prospectus supplement referred to in that free writing prospectus. For purposes of this prospectus, any reference to a prospectus supplement may also refer to a free writing prospectus unless the context requires otherwise.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement prepared by us or on our behalf. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than the date on the front of those documents.

In this prospectus, unless otherwise indicated herein or the context otherwise indicates, the terms “Hexcel,” “we,” “us,” “our” and the “Company” refer to Hexcel Corporation, together with its consolidated subsidiaries. Currency amounts in this prospectus are stated in United States, or U.S., dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and the information incorporated by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “would,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” and similar terms and phrases, including references to assumptions. Such statements are based on expectations as of the date of such statements, are inherently uncertain, and are subject to changing assumptions.

Such forward-looking statements include, but are not limited to: (a) the estimates and expectations based on aircraft production rates made publicly available by Airbus and Boeing; (b) the revenues we may generate from an aircraft model or program; (c) the impact of the possible push-out in deliveries of the Airbus and Boeing

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backlog and the impact of delays in the startup or ramp-ups of new aircraft programs or the final Hexcel composite material content once the design and material selection has been completed; (d) expectations of composite content on new commercial aircraft programs and our share of those requirements; (e) expectations of growth in revenues from space and defense applications; (f) expectations regarding growth in sales for wind energy, recreation and other industrial applications, including whether certain programs might be curtailed or discontinued; (g) expectations regarding working capital trends and expenditures; (h) expectations as to the level of capital expenditures and when we will complete the construction and qualification of capacity and new facilities expansions; (i) our ability to maintain and improve margins in light of the ramp-up of capacity and the current economic environment; (j) the outcome of legal and environmental matters; (k) our projections regarding the realizability of net operating loss and tax credit carryforwards; (l) the impact of various market risks, including fluctuations in interest rates, currency exchange rates, environmental regulations and tax codes, commodity prices, and fluctuations in the market price of our common stock; (m) the impact of work stoppages or other labor disruptions; and (n) the impact of the above factors on our expectations of financial results. In addition, actual results may differ materially from the results anticipated in the forward looking statements due to a variety of factors, including but not limited to changing market conditions, increased competition, product mix, inability to achieve planned manufacturing improvements, cost reductions and capacity additions, supply chain disruptions and conditions in the financial markets.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: changes in general economic and business conditions; changes in current pricing and cost levels; changes in political, social and economic conditions and local regulations; foreign currency fluctuations; changes in aerospace delivery rates; reductions in sales to any significant customers, particularly Airbus, Boeing or Vestas; changes in sales mix; changes in government defense procurement budgets; changes in military aerospace programs technology; industry capacity; competition; disruptions of established supply channels, particularly where raw materials are obtained from a single or limited number of sources and cannot be substituted by unqualified alternatives; manufacturing capacity constraints; unforeseen vulnerability of our network and systems to interruptions or failures; and the availability, terms and deployment of capital.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our securities’ prices are subject to volatility. Any of the factors discussed above could have an adverse impact on our securities’ prices. In addition, failure of sales or income in any quarter to meet the investment community’s expectations, as well as broader market trends, can have an adverse impact on our securities’ prices. We do not undertake an obligation to update our forward-looking statements or risk factors to reflect future events or circumstances.

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SUMMARY

Hexcel is a leading advanced composites company. We develop, manufacture, and market lightweight, high-performance structural materials, including carbon fibers, specialty reinforcements, prepregs and other fiber-reinforced matrix materials, honeycomb, adhesives, engineered honeycomb and composite structures, for use in Commercial Aerospace, Space & Defense and Industrial markets. Our products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive, a wide variety of recreational products and other industrial applications.

We serve international markets through manufacturing facilities, sales offices and representatives located in the Americas, Asia Pacific, Europe and Russia. We are also an investor in a joint venture in Malaysia, which manufactures composite structures for Commercial Aerospace applications.

Our principal executive offices are located at 281 Tresser Boulevard, Stamford, Connecticut 06901-3238, and our telephone number at that location is (203) 969-0666.

RISK FACTORS

Before you decide to invest in our securities, you should carefully consider the specific risks set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013 incorporated by reference in this prospectus and in any prospectus supplement for your securities. For more information, see “Where You Can Find More Information.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the five years ended December 31, 2013 and the nine month period ended September 30, 2014.

	Nine Months Ended September 30,	Years Ended December 31,

	2014	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges(1)	19.4	17.7	13.9	10.3	4.2	3.1

(1)	The table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings were calculated by adding pre-tax income from continuing operations before adjustment for income from equity investees and fixed charges, excluding capitalized interest. Fixed charges were calculated by adding interest on all indebtedness, including amortization of debt issuance costs and an interest component representing the estimated portion of rental expense that management believes is attributable to interest.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we intend to use the net proceeds from the sale of the offered securities for general corporate purposes.

SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of the debt securities, common stock and preferred stock that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured debt securities in one or more series which may be senior or subordinated, and which may be convertible into another security.

The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the following general terms and provisions may apply to those debt securities, will be described in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, each series of our debt securities will be issued under an indenture to be entered into between us and U.S. Bank National Association, as trustee. A form of the indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The terms of the debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939 (“TIA”). You should read the summary below, the applicable prospectus supplement and the provisions of the indenture and indenture supplement, if any, in their entirety before investing in our debt securities.

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of that series of debt securities. Authorizing resolutions, a certificate or a supplemental indenture will set forth the specific terms of each series of debt securities. These terms may include, among others, the following:

•	the title and aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

•	whether the debt securities will be senior, subordinated or junior subordinated;

•	any applicable subordination provisions for any subordinated debt securities;

•	the maturity date(s) or method for determining same;

•	the interest rate(s) or the method for determining same;

•	the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable and whether interest shall be payable in cash, additional securities or some combination thereof;

•	whether the debt securities are convertible or exchangeable into other securities and any related terms and conditions;

•	redemption or early repayment provisions;

•	authorized denominations;

•	if other than the principal amount, the principal amount of debt securities payable upon acceleration;

•	place(s) where payment of principal and interest may be made, where debt securities may be presented and where notices or demands upon the company may be made;

•	whether such debt securities will be issued in whole or in part in the form of one or more global securities and the date as of which the securities are dated if other than the date of original issuance;

•	amount of discount or premium, if any, with which such debt securities will be issued;

•	any additions to or changes in the covenants that apply to such debt securities;

•	any additions or changes in the defaults and events of default applicable to the particular or series of debt securities being issued;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination and release of the guarantees), if any;

•	the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such debt securities will be payable;

•	our obligation or right to redeem, purchase or repay debt securities under a sinking fund, amortization or analogous provision;

•	any restriction or conditions on the transferability of the debt securities;

•	provisions granting special rights to holders of the debt securities upon occurrence of specified events;

•	additions or changes relating to compensation or reimbursement of the trustee of the series of debt securities;

•	additions or changes to the provisions for the defeasance of the debt securities or to provisions related to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture and the execution of supplemental indentures for such series; and

•	any other terms of the debt securities (which terms shall not be inconsistent with the provisions of the TIA, but may modify, amend, supplement or delete any of the terms of the indenture with respect to such series debt securities).

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of any other debt securities of such series or any other series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the indenture.

We will describe in the applicable prospectus supplement any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars. In addition, debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked will be described in the applicable prospectus supplement.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement. Unless we inform you otherwise in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of U.S. $2,000 and any integral multiple of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in the applicable prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the designated corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

Unless we inform you otherwise in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The Company’s authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value, and 20,000,000 shares of preferred stock, no par value.

Our authorized shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of the stock exchange or automated quotation system on which our securities may be listed or trade. If the approval of our stockholders is not required for the issuance of shares of our common stock or preferred stock, our Board of Directors may determine to issue shares without seeking stockholders’ approval.

Common Stock

As of October 16, 2014, 95,402,827 shares of common stock were issued and outstanding and held by approximately 824 record holders. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders and to vote on all matters on which a vote of stockholders is taken, except as otherwise provided by statute. The holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, and, upon liquidation or dissolution of the Company, are entitled to receive all assets available for distribution to stockholders. Holders of common stock have no preemptive rights or other rights to subscribe for additional shares and no conversion rights. The common stock is not subject to redemption or to any sinking fund provisions, and all outstanding shares of common stock are fully paid and nonassessable. Subject to the preferential rights of the holders of shares of any series of preferred stock, holders of common stock are entitled to their pro rata share of the assets of the Company upon liquidation.

Preferred Stock

Preferred stock may be issued from time to time in one or more series without further stockholder approval. The Board of Directors may designate the number of shares to be issued in such series and the rights, preferences, privileges and restrictions granted to or imposed on the holders of such shares. If issued, such shares of preferred stock could have dividends and liquidation preferences and may otherwise affect the rights of holders of common stock. As of October 16, 2014, no shares of preferred stock were issued or outstanding.

The specific terms of any preferred stock to be sold under this prospectus will be described in a prospectus supplement. If so indicated in such prospectus supplement, the terms of the preferred stock offered may differ from the general terms set forth below. Unless otherwise specified in the prospectus supplement relating to the preferred stock offered thereby, each series of preferred stock offered will rank equal in right of payment to all other series of our preferred stock, and holders thereof will have no preemptive rights. The preferred stock offered will, when issued, be fully paid and nonassessable.

You should read the applicable prospectus supplement for the terms of the preferred stock offered. The terms of the preferred stock set forth in such prospectus supplement may include the following, as applicable to the preferred stock offered thereby:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered;

•	the liquidation preference and the offering price of the preferred stock;

•	the dividend rates of the preferred stock and/or methods of calculation of such dividends;

•	periods and/or payment dates for the preferred stock dividends;

•	whether dividends on the preferred stock are cumulative;

•	the liquidation rights of the preferred stock;

•	the procedures for any auction and remarketing, if any, of the preferred stock;

•	the sinking fund provisions, if applicable, for the preferred stock;

•	the redemption provisions, if applicable, for the preferred stock;

•	whether the preferred stock will be convertible into or exchangeable for other securities and, if so, the terms and conditions of conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period or the method of determining the same;

•	whether the preferred stock will have voting rights and, if so, the terms of such voting rights;

•	whether the preferred stock will be listed on any securities exchange;

•	whether the preferred stock will be issued with any other securities and, if so, the amount and terms of such other securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the preferred stock.

Our Board of Directors could issue a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a change in control of our Company. Our Board of Directors would make any determination to issue such shares based on its judgment as to the best interests of our Company and our stockholders. Our Board of Directors, in so acting, could issue preferred stock having terms that could discourage an attempt to acquire our Company, including tender offers or other transactions that some, or a majority, of our stockholders might believe to be in their best interests, or in which our stockholders might receive a premium for their stock over the then current market price of such stock.

Section 203 of the Delaware General Corporation Law

The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in any “business combination” (as defined below) with an “interested stockholder” (defined as a person who, together with affiliates and associates, beneficially owns (or within the preceding three years, did beneficially own) 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock plans); or (iii) on or after such time the business combination is approved by the board and authorized at an annual meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A “business combination” generally includes mergers, stock or asset sales involving 10% or more of the market value of the corporation’s assets or stock, certain stock transactions and other transactions resulting in a financial benefit to the interested stockholders or an increase in their proportionate share of any class or series of a corporation.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents to the public or to institutional investors; or

•	through a combination of any of these methods of sale.

If we use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	at a fixed price or prices, which may be changed from time to time;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

For each series of securities, the prospectus supplement will set forth the terms of the offering of the securities, including:

•	the initial public offering price;

•	the method of distribution, including the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our net proceeds from the sale of the securities;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or reallowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

If we use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

If we use dealers in the sale, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any jurisdiction that does not permit such an offer.

Underwriters, dealers and agents that participate in the securities distribution may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute with respect to payments that they may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institutions contractually agree to purchase the securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

The securities will be new issues of securities with no established trading market, other than our common stock, which is listed on the New York Stock Exchange, and unless otherwise specified in the applicable prospectus supplement, we will not list any series of the securities on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at www.sec.gov. You can also obtain information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the securities being offered pursuant to this prospectus. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents into this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 5, 2014;

•	the portions of our Definitive Proxy Statement on Schedule 14A, filed on March 20, 2014, that are specifically incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2013;

•	our quarterly reports on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on April 21, 2014, for the quarter ended June 30, 2014 filed with the SEC on July 21, 2014 and for the quarter ended September 30, 2014 filed with the SEC on October 20, 2014;

•	our current reports on Form 8-K filed with the SEC on January 23, 2014, January 27, 2014, April 21, 2014, May 9, 2014, June 6, 2014, July 21, 2014, September 23, 2014, September 29, 2014, October 9, 2014 and October 20, 2014 (except, in each case, any materials only “furnished” to the SEC); and

•	the descriptions of our common stock contained in our Registration Statements on Form 8-B dated March 31, 1983 and Form 8-A dated November 3, 1987.

We also incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information deemed to be furnished and not filed with the SEC) until the termination of this offering.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

Hexcel Corporation

Two Stamford Plaza

281 Tresser Boulevard

Stamford, Connecticut 06901-3238

Attention: Secretary

Telephone: (203) 969-0666

You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

$400,000,000

Hexcel Corporation

3.950% Senior Notes due 2027

Joint Book-Running Managers

BofA Merrill Lynch

Goldman, Sachs & Co.

Senior Co-Managers

Citizens Capital Markets

Wells Fargo Securities

Co-Managers

SMBC Nikko

SunTrust Robinson Humphrey

TD Securities

US Bancorp

February 13, 2017